For Period Ending 06/30/02
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On May 22, 2002, Registrant purchased 2,800 shares issued by JAKKS Pacific, Inc. at a price of $17.75 per share, amounting to a $49,700 aggregate purchase price. Advest, an affiliate of Wellington Management Company, participated in the underwriting syndicate. Bear Stearns was the broker from whom the Fund purchased shares.


MML Small Company Opportunities (Series 13)

On June 25, 2002, Registrant purchased 9,800 shares issued by Big Five Sporting Goods at a price of $13.00 per share, amounting to a $127,400 aggregate purchase price. Jeffries, an affiliate of David L. Babson & Company, Inc., participated in the underwriting syndicate. CS First Boston, Piper Jaffrey, Prudential Securities and Stephens, Inc. were the brokers from whom the Fund purchased shares.